
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

IY
3/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65354

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   __01/01/08__   AND ENDING   __12/31/08__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Saratoga Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wall Street, Suite 1200
                             (No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Tingley   (212) 607-2690
                                                       (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson Certified Public Accountant
                             (Name - if individual, state last, first, middle name)

23 Grand Avenue	Farmingdale	NY	11735
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 2

Washington, D.C.
room

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Kevin Tingley</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Saratoga Capital, LLC (Company)</u>, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Kevin Tingley, Managing Member

Sworn and subscribed to before me this _____ day of _____ , 20___

This report contains (check all applicable boxes):   **Page**

		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 - 11

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Member of
Saratoga Capital, LLC

We have audited the accompanying balance sheet of Saratoga Capital, LLC as of December 31, 2008 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saratoga Capital, LLC at December 31, 2008, and the results of its operations, changes in member's equity, and cash flows for year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert J. Wilson, CPA

Farmingdale, NY
February 25, 2009

SARATOGA CAPITAL, LLC
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Cash	$	243,910
Receivable from clearing broker		720,839
Clearing deposit		610,000
Prepaid expense		52,207
Furniture and fixtures, net of accumulated depreciation of $110,178		83,028
Security deposit		70,486
Other receivables		356,338
Total Assets	$	2,136,808

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	814,048
Other liabilities		
Total Liabilities		814,048
Contingencies		-
Member's equity		1,322,760
Total Liabilities and Member's Equity	$	2,136,808

See Independent Accountants' Report and Accompanying Notes

SARATOGA CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:

Commissions	$ 10,663,349
Interest and dividends	50,822
Gain on error and riskless account-net	203,749
Other	132,660
Total Revenues	**11,050,580**

Costs and Expenses:

Salaries and related taxes	4,102,833
Clearing expenses	2,081,110
Guaranteed payments	1,052,000
Travel and entertainment	684,237
Research expenses	628,283
Professional fees	495,090
Commission expenses	313,737
Quote	288,955
Rent	146,840
Computer expenses	105,369
Employee benefits	84,830
Office	82,392
Dues and subscriptions	75,367
Telephone	55,103
Regulatory fees	31,944
Depreciation	30,221
Interest expense	26,952
Utilities	22,718
Insurance	14,024
Other	12,109
Repairs	3,831
Taxes	1,065
Total Costs and Expenses	**10,339,010**
Net income	**$ 711,570**

See Independent Accountants' Report and Accompanying Notes

3

SARATOGA CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:		
Net income	$	711,570
Depreciation		30,221
Adjustment to reconcile net income to net cash provided by operating activities:		
(Increase) in receivable from clearing broker		(56,093)
Decrease in clearing deposit		51,682
Decrease in prepaid expense		5,818
Decrease in security deposit		210
(Increase) in other receivables		(220,898)
Increase in commissions, accounts payable and accrued expenses		76,045
Net Cash Provided By Operating Activities		598,555
Cash Flows From Investing Activities:		
Purchase of furniture		(66,670)
Net Cash (Used) by Investing Activities		(66,670)
Cash Flows From Financing Activities:		
Member's distributions (net of contributions)		(676,610)
Net Cash (Used) by Financing Activities		(676,610)
Net (Decrease) In Cash		(144,725)
Cash at beginning of the year		388,635
Cash at end of the year	$	243,910

SARATOGA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

		Total Member's Equity
Balance, January 1, 2008	$	1,287,800
Member's distributions - net		(676,610)
Net income		711,570
Balance, December 31, 2008	$	1,322,760

See Independent Accountants' Report and Accompanying Notes

5

1.   ORGANIZATION AND NATURE OF BUSINESS

The Company was organized on May 31, 2001 as a New York Limited Liability Company conducting business as a registered broker-dealer under the Securities Exchange Act of 1934. As a Limited Liability Company liability is limited to the member's investment. It was founded to provide low-risk securities brokerage services to its institutional clients. The sole owner of Saratoga Capital, LLC is Saratoga Financial Group, LLC (formerly known as RCM Saratoga Capital, LLC).

The Company clears all its transactions through a securities clearing broker.   The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) since it uses other securities firms for clearing.

Pursuant to an agreement between the Company and Goldman Sachs Execution & Clearing, L.P., JPMorgan Clearing Corp., and Interactive Brokers, LLC, securities transactions of the Company are cleared through these clearing companies and its customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System because all customers' accounts, as defined by such rules, are carried by these clearing companies.

2.   SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company earns its revenues from commissions for agency transactions, risk-less principal transactions, and from mark-ups and mark-downs on certain securities transactions.

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is December 31.

Receivables from Clearing Broker

Receivables from clearing broker consist of money due from the Company's clearing firms, Goldman Sachs Execution & Clearing, L.P., JPMorgan Clearing Corp., and Interactive Brokers, LLC, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts was necessary at December 31, 2008.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at Goldman Sachs Execution & Clearing, L.P., JPMorgan Clearing Corp., and Interactive Brokers, LLC with a cash balance of $500,000, $100,000 and $10,000, respectively.

Income Taxes

The Company is a single member limited liability Company and therefore is a disregarded entity for tax purposes. As a result the accompanying financial statements do not include any provision for federal or state income taxes. The Company, however, is responsible for New York City Unincorporated Business Taxes. As a single member Limited Liability Company, the Company's income is included in the income tax returns of its parent company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are depreciated using accelerated methods over their estimated useful lives of five to seven years.

3. **OTHER RECEIVABLES**

The Company provides securities-related services to other institutional clients. As of December 31, 2008, the Company was owed $356,338 from these clients. Based on experience, management believed no provision for uncollectible accounts was necessary, and none was made. Under Securities and Exchange Commission Rule 15c3-1 these receivables are a non-allowable asset and as a result subtracted from net capital.

4. **NET CAPITAL**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2008 the Company had net capital of $750,701. This amount was $696,431 in excess of the FINRA minimum capital requirement.

5. **LEASE AGREEMENT**

Saratoga Capital, LLC entered into a lease agreement for office space at 99 Wall Street, in NYC on October 10, 2005. The lease term is for five (5) years and calls for rent of approximately $12,230 per month and electric charges of $21,630 per annum. The lease agreement provides for annual rent increases of 2.5 percent over the remaining term of the lease.

6. **PENSION PLAN**

The Company maintains a qualified deferred compensation plan under Section 401(k) of the U.S. Internal Revenue Code in which substantially all employees may participate. In 2008, the Company made no contributions to this plan. The Company had 31 employees, and during the year thirteen employees made retirement plan contributions totaling $105,651.

7. **CONTINGENCIES**

In the normal course of business the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligation.

SARATOGA CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL:
  Total member's equity $ 1,322,760

Deductions and/or charges:
  Non-allowable assets:
    Other receivables   356,338
    Prepaid expense   52,207
    Furniture and fixtures, net   83,028
    Security deposit   70,486
    Other   10,000

Net capital before haircuts on securities positions   750,701

Haircuts on securities positions   -

Undue concentration   -

Net Capital $ 750,701

AGGREGATE INDEBTEDNESS:
  Items included in the statement of financial condition:
    Accounts payable and accrued expenses $ 814,048

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required (6-2/3% of aggregate indebtedness) $ 54,270

  Minimum dollar net capital required $ 5,000

Excess net capital $ 696,431

Excess net capital at 1,000% $ 669,296

Percentage of aggregate indebtedness to net capital is   108%

The above computation agree with the December 31, 2008 computation of net capital filed
electronically by the company on FOCUS Form X-17A-5 Part IIA.

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Saratoga Capital, LLC

In planning and performing our audit of the financial statements and supplementary information of Saratoga Capital, LLC (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Wilson, CPA

Farmingdale, NY
February 25, 2009

SARATOGA CAPITAL, LLC
(SEC I.D. No. 8-65354)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPOI
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL